UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 22, 2019

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

company announcement

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 22 February 2019 – The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 21 March 2019 at 2.00 pm (CET)

at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting is attached.

BOARD OF DIRECTORS – PROPOSED CHANGES IN COMPOSITION
All current board members elected by the Annual General Meeting in 2018 are up for election.

The Board of Directors proposes re-election of all current board members elected by the Annual General Meeting: Helge Lund (chairman) Jeppe Christiansen (vice chairman), Brian Daniels, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay.

The Board of Directors proposes election of Laurence Debroux at the Annual General Meeting.

Laurence Debroux is Group Chief Financial Officer and member of the Executive Board of Heineken N.V., the Netherlands. The Board of Directors recommends election of Laurence Debroux primarily because of her significant experience with financial and accounting practices, extensive global experience within the pharmaceutical industry and experience from executive positions in major international companies.

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 12 / 2019

Page 2 of 2

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 80 countries and markets its products in more than 170 countries. For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:

Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:

Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Kristoffer Due Berg	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 12 / 2019

Annual General Meeting of Novo Nordisk A/S Scan the QR code with your smartphone to go directly to the registration site

Page 2 • Novo Nordisk Annual General Meeting 2019 To the shareholders of Novo Nordisk A/S February 2019 The Annual General Meeting will be held on Thursday 21 March 2019 at 2.00 pm (CET) at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Agenda 1. The Board of Directors’ oral report on the Company’s activities in the past ﬁnancial year. 2. Presentation and adoption of the statutory Annual Report 2018. 3. Approval of the remuneration of the Board of Direc - tors for 2018 and the remuneration level for 2019. 1. Approval of actual remuneration for 2018. 2. Approval of remuneration level for 2019. 4. Resolution to distribute the proﬁt according to the adopted statutory Annual Report 2018. 5. Election of members to the Board of Directors, includ - ing chairman and vice chairman. 1. Election of chairman. 2. Election of vice chairman. 3. Election of other members to the Board of Directors. 6. Appointment of auditor. 7. Proposals from the Board of Directors: 1. Reduction of the Company’s B share capital by nominally DKK 10 , 000 , 000 by cancellation of B shares . 2. Authorisation to the Board of Directors to allow the Company to repurchase own shares . 3. Authorisation to the Board of Directors to in - crease the Company’s share capital . 4. Approval of changes to the Remuneration Prin - ciples . 8. Proposal from the shareholders: 8.1. Reduction of price of insulin and other products if return on equity exceeds 7%. 9. Any other business. Elaboration of the items on the agenda Item 1: The Board of Directors proposes that the oral report on the Company’s activities in the past ﬁnancial year is noted by the Annual General Meeting . Item 2: The Board of Directors proposes that the statutory Annual Report 2018 is adopted by the Annual General Meeting . The statutory Annual Report is available on the Company’s website at novonordisk . com/annualreport . Item 3.1: The Board of Directors proposes that the actual remuneration of the Board of Directors for 2018 of DKK 17,200,000 is approved by the Annual General Meeting. Reference is made to page 53 of the statutory Annual Report 2018. The actual remuneration for 2018 corresponds to the remuneration level approved by the Annual General Meeting in 2018 for the ﬁnancial year 2018 . Item 3.2: The Board proposes a remuneration level for 2019 identical to the remuneration level for 2018 . Given that the Board has decided that the Research & Development Committee should be a permanent committee, the Board proposes that the following remuneration level for 2019 be approved by the Annual General Meeting : w The base fee for board members is DKK 700,000. w The chairman shall receive 3 . 00 times the base fee . w The vice chairman shall receive 2 . 00 times the base fee . w The Audit Committee chairman shall receive 1 . 00 times the base fee in addition to the base fee . w The Audit Committee members shall receive 0 . 50 times the base fee in addition to the base fee . w The Chairmen of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0 . 50 times the base fee in addition to the base fee .

Novo Nordisk Annual General Meeting 2019 • page 3 w Members of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0 . 25 times the base fee in addition to the base fee . In addition the Board of Directors proposes to grant the following travel allowance which is identical to the travel allowance level for 2018 , but which in 2019 and in the future will be denominated in DKK instead of EUR : w For board meetings and committee - related meetings held in the home country of the board member with ﬁve hours or more air travel each member shall receive DKK 37 , 500 . w For board meetings and committee - related meetings held outside the home country of the board member, but on home continent each member shall receive DKK 37 , 500 . w For board meetings and committee - related meetings held on another continent than the home country of the board member each member shall receive DKK 75 , 000 . In addition to the above - mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to the fees . The actual remuneration of the Board of Directors for 2019 shall be approved by the Annual General Meeting in 2020. Item 4: The Board of Directors proposes that the ﬁnal dividend for 2018 is DKK 5 . 15 for each Novo Nordisk A or B share of DKK 0 . 20 . The total dividend for 2018 of DKK 8 . 15 includes both the interim dividend of DKK 3 . 00 for each Novo Nordisk A and B share of DKK 0 . 20 which was paid in August 2018 and the ﬁnal dividend of DKK 5 . 15 for each Novo Nordisk A and B share of DKK 0 . 20 to be paid in March 2019 . The total dividend increased by 4 % compared to the 2017 total dividend of DKK 7 . 85 for each Novo Nordisk A and B share of DKK 0 . 20 . The total dividend for 2018 corresponds to a pay - out ratio of 50 . 6% . Item 5: All board members are to be elected or re - elected each year and were most recently elected at the Annual General Meeting in 2018 . Thus, the term of each of the current board members expires at the Annual General Meeting in March 2019 . Item 5.1: The Board of Directors proposes re - election for a one - year term of Helge Lund as chairman of the Board of Directors. Item 5.2: The Board of Directors proposes re - election for a one - year term of Jeppe Christiansen as vice chairman of the Board of Directors . Item 5.3: The Board of Directors proposes re - election for a one - year term of the following board members elected by the Annual General Meeting : Brian Daniels, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay . The Board of Directors proposes election for a one - year term of Laurence Debroux. The Board of Directors proposes election of Laurence Debroux as member of the Board of Directors primarily because of her signiﬁcant ﬁnancial and accounting experience, her extensive global experience within the pharmaceutical industry and her experience from executive positions in major international companies . Please see Appendix 1 for a description of the nominated candidates’ qualiﬁcations, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies . If the proposed candidates are elected as board members, the Board of Directors will consist of 13 members including employee representatives . Item 6: The Board of Directors proposes re - appointment of PricewaterhouseCoopers Statsautoriseret Revisions - partnerselskab (‘PwC’) as the Company’s auditor . The Audit Committee has recommended the election of PwC because of their signiﬁcant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk . Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global business . The recommendation from the Audit Committee is free from inﬂuence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit ﬁrm have been imposed on it . Item 7.1: The Board of Directors proposes that the Company’s B share capital is reduced from DKK 382 , 512 , 800 to DKK 372 , 512 , 800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10 , 000 , 000 divided into 50 , 000 , 000 B shares of DKK 0 . 20 each .

Page 4 • Novo Nordisk Annual General Meeting 2019 After reduction of the share capital, the Company’s share capital will amount to DKK 480 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 372 , 512 , 800 . The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings . If the proposal is adopted, the Company’s holding of own shares will be reduced by 50 , 000 , 000 B shares of DKK 0 . 20 each . These B shares were repurchased for the total sum of DKK 15 , 404 , 000 , 000 which means that, in addition to the nominal reduction amount, DKK 15 , 394 , 000 , 000 has been distributed to the shareholders . The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital struc - ture ﬂexibility . Adoption of the proposal implies the following amendment of Article 3 . 1 of the Articles of Association taking effect upon completion of the capital reduction : “ 3 . 1 The Company’s share capital amounts to DKK 480 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 372 , 512 , 800 . ” Item 7.2: The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2020 . The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and afﬁrmed by the Annual General Meeting on a regular basis . Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 48 , 000 , 000 own shares, corresponding to 10 % of the share capital following the capital reduction, cf . item 7 . 1 , subject to a holding limit of 10 % of the share capital . The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10% . The authorisation shall be in place until the Annual General Meeting in 2020 . Item 7.3: The Board of Directors’ current authorisations in Articles 5.3 and 5.4 of the Articles of Association to increase the share capital expire on 18 March 2019. The Danish Companies Act allows the Annual General Meeting to grant the Board of Directors authorisation to increase the share capital for a duration of up to 5 years . At present the Board of Directors considers it good corporate governance to limit the authorisations both in terms of time and amount . Therefore, the Board of Directors proposes to extend the Board of Directors' authorisations in Articles 5 . 3 (for employees without pre - emptive rights for shareholders) and 5 . 4 (with or without pre - emptive rights for existing shareholders) for a period of two years until 21 March 2021 and limit the maximum share capital increase to be a total of nominally DKK 2 , 000 , 000 for the authorisation under Article 5 . 3 and a total of nominally DKK 48 , 000 , 000 for the authorisation under Article 5 . 4 , subject to a total cap of nominally DKK 48 , 000 , 000 for both proposals . As a result of the proposal Articles 5.3 and 5.4 of the Articles of Association will be amended. The amended Article 5.3 will be worded as follows: “Until 21 March 2021 , the Board of Directors shall be authorised, without granting any pre - emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 2 , 000 , 000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares . ” The amended Article 5.4 will be worded as follows: “(a) Until 21 March 2021 , the Board of Directors shall be authorised to increase the share capital in one or more stages with pre - emptive rights for the existing shareholders by up to a total nominal amount of DKK 48 , 000 , 000 . The capital increase may take place by payment in cash . The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares . The holders of A shares shall in such case have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares . If the capital increase takes place at market price, the

Novo Nordisk Annual General Meeting 2019 • page 5 capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only . In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares . In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre - emptive subscription rights for the new B shares . (b) Until 21 March 2021 , the Board of Directors is authorised to increase the share capital in one or more stages without pre - emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 48 , 000 , 000 . The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash . (c) The authority given to the Board of Directors under Articles 5 . 3 and 5 . 4 (a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 48 , 000 , 000 . ” Item 7.4: The Board of Directors proposes that certain changes to the principles for remuneration of board members and executives in Novo Nordisk A/S including the general guidelines for incentive - based remuneration, (the ‘Remuneration Principles’) are approved by the Annual General Meeting . The proposed changes are the following: w To ensure that Novo Nordisk is able to reclaim incorrect pay - outs of incentives based on a misstatement of data regardless of whether this originates due to willful misconduct or gross negligence . w To reﬂect tha t the Research & Development Committee has become a permanent committee . Please see the full text of the revised Remuneration Principles in Appendix 2. Item 8: Shareholder Frank Aaen has submitted the following proposal for adoption by the Annual General Meeting: Item 8.1: The shareholder proposes that Novo Nordisk reduce the price of insulin and other products, if Novo Nordisk's return on equity exceeds 7% . Comment by the Board of Directors : The Board of Directors does not support the proposal . Pricing of Novo Nordisk’s pharmaceutical products is agreed with health care authorities and buyers around the world . The agreed prices reﬂect the innovation and risk that has been undertaken by Novo Nordisk in developing the pharmaceutical products . Additional information Majority requirements To adopt the proposal under items 7 . 1 and 7 . 3 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf . Articles 9 . 2 and 9 . 3 of the Articles of Association . All other proposals on the agenda may be adopted by a simple majority of votes, cf . Article 9 . 1 of the Articles of Association . Record date The record date is Thursday 14 March 2019. Share capital The current share capital of the Company amounts to DKK 490 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 382 , 512 , 800 . Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. Participation and voting rights A shareholder’s right to attend and vote at the Annual Gen - eral Meeting shall be determined by the number of shares held by such shareholder at the end of the record date . The number of shares held by each shareholder at the re - cord date shall be calculated based on the number of shares registered in the Register of Owners as well as any notiﬁcation received by the Company for registration but not yet entered in the Register of Owners . Participation is conditional upon the shareholder having obtained an admission card in due time. How to obtain an admission card Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 15 March 2019 end of day (CET) . Admission cards for the Annual General Meeting may be obtained:

- by returning the requisition form, duly completed and signed, to VP Investor Services A/S, or
- by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or
- via the company website: novonordisk.com/AGM or VP Investor Services A/S: vp.dk/agm by using CPR/CVR number and postal code or the VP reference number.

For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM.

Novo Nordisk A/S sends out admission cards by email or by ordinary mail depending on the individual shareholder's choice.

In order to receive an admission card by email, the shareholder's email address must be registered at Novo Nordisk's InvestorPortal at novonordisk.com/AGM. Alternatively, the email address can be submitted during the registration process either through the InvestorPortal or on the requisition form. Following the email registration the shareholder will be able to receive by email an electronic admission card, which must be presented at the Annual General Meeting by using e.g. a smartphone or tablet. Alternatively, a printed version of the admission card may be presented. If the admission card is not presented, access may be granted to the Annual General Meeting on presentation of due proof of identity.

If admission card by email is not chosen by the shareholder, admission cards will be sent to the address to which the custody account is registered.

For further information please see novonordisk.com/AGM.

How to submit a proxy

Proxies shall be submitted by Friday 15 March 2019 end of day (CET).

Voting instructions by proxy may be completed and submitted:

- by returning the proxy form, duly completed and signed, in the envelope to VP Investor Services A/S, or
- by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or
- via the company website: novonordisk.com/AGM or VP Investor Services A/S: vp.dk/agm by using a compatible electronic signature, e.g. a personal VP-ID. For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM.

From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy or a vote by correspondence in order to know the shareholders' view on the respective items on the agenda and to ensure that the quorum requirement is met.

How to vote by correspondence

Shareholders may vote by correspondence no later than Wednesday 20 March 2019 at noon (CET):

- by returning the voting by correspondence form, duly completed and signed, in the envelope to VP Investor Services A/S, or
- by downloading a voting form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or
- via the company website: novonordisk.com/AGM or VP Investor Services A/S: vp.dk/agm using the same procedure as described above under 'How to submit a proxy'.

Electronic voting

An electronic voting device (e-voter) will be used for voting at the Annual General Meeting in relation to specific agenda items. The e-voter makes it possible to conduct votes in the meeting room electronically and faster. The e-voter will be handed to the participating shareholders at the entrance as no ballots will be used.

Written questions

Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting. Questions shall be sent to AGMEETING@novonordisk.com. For practical reasons, shareholders are requested to submit any such written questions no later than Wednesday 20 March 2019 at noon (CET).

Page 6 • Novo Nordisk Annual General Meeting 2019

Language

Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast

The Annual General Meeting will be broadcasted live by webcast in Danish and English on the Company's website novonordisk.com. The webcast of the Annual General Meeting will also be available on the Company's website after the Meeting. The informal Shareholders' Meeting will be broadcasted live by webcast on the Company's website novonordisk.com. The webcasts will show the platform as well as a wide view of the auditorium showing the participants at a distance. See the Company's personal data policy available on novonordisk.com under 'About Novo Nordisk' → 'Corporate governance' → 'Personal Data Protection'.

Information on the website

The following information is available on novonordisk.com/AGM until and including the date of the Annual General Meeting:

- Notice to convene the Annual General Meeting;
- The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;
- The documents that will be submitted at the Annual General Meeting, i.e. the statutory Annual Report 2018;
- The proposed revised Remuneration Principles;
- The proposed revised Articles of Association;
- The agenda and the complete proposals; and
- The proxy and voting by correspondence forms.

You may also request to receive a copy of the abovementioned documents by contacting the Company by phone +45 4444 8888.

Dividends

The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the statutory Annual Report 2018, pages 44-45.

Shareholders' Meeting

On Thursday 21 March 2019 at 5.00 pm (CET) after the Annual General Meeting, the Company will host an informal Shareholders' Meeting conducted primarily in Danish for its shareholders at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark.

Further information about the Shareholders' Meeting may be found on novonordisk.com/AGM.

How to get there

Bella Center can be reached by car, by bus or by metro.

The entrance to the Annual General Meeting is at Bella Center's WEST entrance.

Public transportation to the Annual General Meeting and the Shareholders' Meeting is possible with buses or with the Metro. Please see eg. www.rejseplanen.dk for further information.

Parking is available outside Bella Center against payment. P1 and P2 are the closest areas. For further information please see: www.bellacentercopenhagen.dk.

Due to a larger expansion of Bella Center beginning in early 2019, some construction work may take place just outside the WEST entrance. Please note the signs that will show the way from the Metro Station and Parking areas.

Electronic communication

It is possible to receive Annual Reports, the quarterly update Share and notices of general meetings and shareholders' meetings electronically by email from Novo Nordisk. You may register your email address on the InvestorPortal:

1. Go to novonordisk.com/investors,
2. In the menu to the left, click the link to 'private Shareholders',
3. Locate 'Investor Portal' towards the bottom of the page and click 'read more',
4. Follow the link 'To access Novo Nordisk Investor Portal UK click here',
5. Log on the InvestorPortal using your NemID or VP-ID NemID will only be compatible if you have a Danish CPR number,
6. In the menu to the left, click the link 'My Profile', and
7. Confirm the already registered email address or insert a new email address and select which publications you wish to receive.

Best regards,

Novo Nordisk A/S
The Board of Directors

Novo Nordisk Annual General Meeting 2019 • page 7

Page 8 • Novo Nordisk Annual General Meeting 2019 Candidates for the Board of Directors Appendix 1 General considerations All shareholder - elected board members are to be elected or re - elected each year for a one - year term and the Board members were most recently elected at the Annual Gen - eral Meeting in March 2018 . Thus, the term for each board member expires at the Annual General Meeting in March 2019 . Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and ex - perience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stake - holders of the Company . The process of identifying and selecting suitable candi - dates for the Board of Directors, takes into account the required competences, the result of the Board of Direc - tors’ self - assessment process and the need for integration of new expertise and diversity . The Board of Directors has established a Nomination Com - mittee in order to enhance the process for nominating members to the Board . The Nomination Committee has four members elected by the Board from among its mem - bers . The Nomination Committee assists the Board with oversight of a) the competence proﬁle and composition of the Board, b) nomination of members of the Board, c) nomination of members of Board committees and d) oth - er tasks . In nominating candidates, the Nomination Committee seeks to achieve a balance between renewal and continuity . The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and su - pervises the management’s decisions and operations . It is the assessment of the Board of Directors that the pro - posed composition of the Board of Directors satisﬁes the criteria deﬁned by the Board of Directors as regards the competences and composition of the Board of Directors . The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Com - pany . Please see the Company’s website : novonordisk . com under ‘About Novo Nordisk’ a ‘Corporate governance’ a ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors . Independence In the Danish Corporate Governance Recommendations, it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company as deﬁned in the Danish Corporate Govern - ance Recommendations . Two of the proposed candidates, Mr Christiansen and Mr Kutay, are not considered to be independent of the Com - pany as Mr Christiansen holds a board position at Novo Holdings A/S and Mr Kutay is chief executive ofﬁcer of Novo Holdings A/S, the majority shareholder of the Com - pany . If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the require - ment of the Danish Corporate Governance Recommenda - tions that at least half of the board members elected by the shareholders shall be independent . In addition, the proposed composition of the Board of Di - rectors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as ﬁnancial experts as required and deﬁned by the US Se - curities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms .

The individual candidates

Helge Lund
Chairman of the Board
Chairman of the Nomination Committee



Born October 1962
Male, Norwegian national

First elected in 2017 (please also see further below)
Member of the Nomination Committee since 2018
Independent

Position and management duties
Operating advisor to Clayton Dubilier & Rice, LLC, US.

Chairman of the Board of BP p.l.c., UK, and member of the boards of P/F Tjaldur, Faroe Islands, Inkerman Holding AS, Norway, and Belron SA, Luxembourg.

Member of the board of trustees of the International Crisis Group.

Former positions
Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper and shipbuilding. Prior to this Mr Lund has also held executive positions in Aker RGI ASA, Norway, an industrial holding company, and Hafslund Nycomed, Norway, an industrial group with business activities in pharmaceuticals and energy.

From 2014 to 2015 Mr Lund was a member of the Board of Directors of Novo Nordisk A/S.

Special competences
Extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets and significant financial knowledge.

Education
1991 MBA, INSEAD, France

1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway

Jeppe Christiansen
Vice chairman of the Board
Chairman of the Remuneration Committee



Born November 1959
Male, Danish national

First elected in 2013
Most recently elected in 2018
Vice chairman since 2013
Remuneration Committee chairman since 2017 (member since 2015)
Not independent

Position and management duties
Chief executive officer of Maj Invest Holding A/S as well as board member and/or executive director in three wholly owned subsidiaries of this company, all in Denmark.

Chairman of Haldor Topsøe A/S and Emlika ApS and board member of a wholly owned subsidiary of this company, vice chairman of Symphogen A/S and a member of the boards of Novo Holdings A/S and KIRKBI A/S, all in Denmark.

Furthermore, Mr Christiansen is member of the Board of Governors of Det Kgl. Vajsenhus, Denmark, and in 2016, he was appointed Adjunct Professor, Department of Finance at Copenhagen Business School, Denmark.

Former positions
From 2005 until 2009 Mr Christiansen was chief executive officer of LD Pensions. Prior to that Mr Christiansen was executive director in Danske Bank from 1999 until 2004 with responsibility for group equity business and corporate international banking. From 1988 until 1999 Mr Christiansen worked for LD Pensions, first as fund manager and later as deputy director with responsibility for the equity business.

Special competences
Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective.

Education
1985 M.Sc. in Economics, University of Copenhagen, Denmark

Novo Nordisk Annual General Meeting 2019 • page 9

The individual candidates

Brian Daniels
Member of the Board
Member of the Remuneration Committee
Member of the Research & Development Committee



Born February 1959
Male, US national

First elected in 2016
Most recently elected in 2018
Member of the Research & Development Committee since 2017
Member of the Remuneration Committee since 2018
Independent

Position and management duties
Venture partner with 5AM Venture Management, LLC, US.

Former positions
From 2000 until 2014 Dr Daniels held various management positions at Bristol-Myers Squibb Pharmaceutical group, US, most recently as Senior Vice President for Global Development and Medical Affairs and as a member of the senior management team. From 1996 until 2000 Dr Daniels held a series of leadership positions at Merck Research Laboratories, US.

Special competences
Extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas within the pharmaceutical industry, especially in the US.

Education
1987 M.D., Washington University, St. Louis, US
1981 M.A. in Metabolism and Nutritional Biochemistry, Massachusetts Institute of Technology, Cambridge, US
1981 B.S. in Life Sciences, Massachusetts Institute of Technology, Cambridge, US

Laurence Debroux
Proposed elected as member of the Board



Born July 1969
Female, French national

Independent

Position and management duties
Group Chief Financial Officer, Executive Board Member, Heineken N.V., the Netherlands.
Member of the Board of Exor N.V., the Netherlands, and of HEC Paris Business School, France.

Former positions
From 2010 to 2015 Ms. Debroux held the position as Group Chief Financial Officer, Executive Board Member, at JCDecaux SA, France. From 1996-2010 Ms. Debroux held a number of positions at Sanofi Aventis SA (previously Synthelabo SA), including those of Chief Strategic Officer, Chief Financial Officer and Deputy Chief Financial Officer. Prior to this, Ms Debroux held positions in corporate finance at Elf Aquitaine, France (from 1993 to 1996), as an Analyst in Corporate Finance for Merrill Lynch, UK, (from 1992 to 1993) and as a Research Analyst for Putnam, Hayes & Bartlett, USA (from 1989 to 1990).

Special competences
Significant financial and accounting experience, extensive global experience within the pharmaceutical industry and experience from executive positions in major international companies.

Education
1992 Master Degree from HEC Paris, Ecoles des Hautes Etudes Commerciales, France

Page 10 • Novo Nordisk Annual General Meeting 2019

The individual candidates

Andreas Fibig

Member of the Board
Member of the Audit Committee



Born February 1962
Male, German national

First elected in 2018
Member of the Audit Committee since 2018
Independent

Position and management duties

Chairman of the board and chief executive officer of International Flavors & Fragrances Inc., US. Member of the board of the German American Chamber of Commerce, Inc., and executive director of the World Council for Sustainable Development.

Former positions

From 2008 to 2014, Mr Fibig was president and chairman of the board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US Pharmaceutical Operations from 2007 to 2008; and as president of Latin America, Africa and Middle East from 2003 to 2007. Prior to that, Mr Fibig served as market company president at Pharmacia Corporation in Germany from 2000 to 2003. From 1984 until 1999, Mr Fibig held a series of leadership positions at Boehringer Ingelheim GmbH, Germany.

Special competences

Extensive global experience within biopharmaceuticals, in depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate.

Education

1982 Degree in Marketing, Berlin School of Economics, Germany

Sylvie Grégoire

Member of the Board
Member of the Audit Committee
Member of the Nomination Committee
Member of the Research & Development Committee



Born November 1961
Female, Canadian and US national

First elected in 2015
Most recently elected in 2018
Audit Committee member since 2015
Research & Development Committee member since 2017
Nomination Committee member since 2018
Independent

Position and management duties

Chairman of the board of Corvidia Therapeutics Inc., US, and executive chairman of the board of EIP Pharma, Inc., US.

Member of the boards of Vifor Pharma Ltd., Switzerland and Perkin Elmer Inc., US.

Former positions

Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was executive chairman of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004. From 1995 until 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of 8 years.

Special competences

Deep knowledge of the regulatory environment in both the US and the EU, having experience with all phases of the product life cycle including discovery, registration, prelaunch and managing the life cycle while on the market. In addition, she has financial insight including into P&L responsibility.

Education

1986 Pharmacy Doctorate degree, State University of NY at Buffalo, US
1984 B.A. in Pharmacy, Laval University, Canada
1980 Science College degree, Séminaire de Sherbrooke, Canada

Novo Nordisk Annual General Meeting 2019 • page 11

The individual candidates

Liz Hewitt

Member of the Board
Chairman of the Audit Committee
Member of the Remuneration Committee



Born November 1956
Female, UK national

First elected in 2012
Most recently elected in 2018
Audit Committee chairman since 2015 (member since 2012)
Remuneration Committee member since 2018
Independent

Position and management duties

Member of the boards of Savills plc and Melrose Industries plc, where she is also chairman of both audit committees, both in the UK.

External member of and chair of the audit committee of the House of Lords Commission, UK.

Former positions

From 2004 to 2011, Ms Hewitt was group director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of the risk committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as director of corporate affairs, when she was a member of the risk committee and a trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK, and Gartmore Investment Management Ltd., UK.

Special competences

Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee

Ms Hewitt is designated as financial expert as defined by the US Securities and Exchange Commission (SEC). Ms Hewitt qualifies as an independent Audit Committee member pursuant to the US Securities Exchange Act. In addition, Ms Hewitt has competences in accounting and auditing as required by the Danish Act on Approved Auditors and Audit Firms.

Education

1982 Chartered Accountant FCA
1977 BSc (Econ Hons), University College in London, UK

Kasim Kutay

Member of the Board
Member of the Nomination Committee



Born May 1965
Male, UK national

First elected in 2017
Most recently elected in 2018
Member of the Nomination Committee since 2017
Not independent

Position and management duties

Chief executive officer of Novo Holdings A/S, Denmark. Member of the board of Novozymes A/S, Denmark.

Former positions

From 2009 to 2016, Mr Kutay was managing director, co-head of Europe and member of the global management committee of Moelis & Co., UK. From 2007 to 2009, Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007, Mr Kutay held a number of positions at Morgan Stanley, UK, including chairman of the European Healthcare Group. Mr Kutay was member of the board of trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the board of governors from 2006 to 2011 and the investment committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK.

Special competences

Extensive experience as financial advisor to the pharmaceutical, biotechnology and medical device industries. Has advised healthcare companies on an international basis including companies based in Europe, the US, Japan and India.

Education

1987 M.Sc. in Economics, London School of Economics, UK
1986 B.Sc. in Economics, London School of Economics, UK

Page 12 • Novo Nordisk Annual General Meeting 2019

Novo Nordisk Annual General Meeting 2019 • page 13 The individual candidates Martin Mackay Member of the Board Chairman of the Research & Development Committee Born April 1956 Male, US national First elected in 2018 Research & Development Committee chairman since 2018 Independent Position and management duties Co - founder of, chairman of the Board of the company and serves in an executive leadership role inof Rallybio LLC, US. Senior advisor to New Leaf Venture Partners, LLC, US. Member of the board of Charles River Laboratories Inter - national, Inc., US. Former positions From 2010 to 2013 , Mr Mackay was president of Global Research and Development at AstraZeneca plc . , UK . Prior to that, Mr Mackay held a number of positions at Pﬁzer, Inc . , US, from 1995 to 2010 , including the roles as president and senior vice president within Research and Development . During the period from 1998 to 2014 , Mr Mackay was visit - ing professor at the Department of Pharmacy at King’s Col - lege, London, UK, from 1998 to 2006 and at the Depart - ment of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014 , both in the UK . Prior to that, Mr Mackay served from 1986 to 1995 as head of a number of departments at Ciba - Geigy Pharmaceuticals, UK and Swit - zerland . From 1983 to 1986 , Mr Mackay served as a re - search fellow at the Department of Molecular Biology at the University of Edinburgh, UK . From 1979 to 1980 , Mr Mac - kay served as a microbiologist at the Chemotherapeutic Re - search Center at Beecham Pharmaceuticals, UK . Special competences R&D executive with extensive experience in building a pipeline, acquiring products and managing the portfolio of early - stage and late - stage projects in large international pharmaceutical companies . Education 1984 Doctorate/Ph.D., University of Edinburgh, UK 1979 BSc (Hons) in Microbiology, Heriot - Watt University, Edinburgh, UK

Page 14 • Novo Nordisk Annual General Meeting 2019 Position and management duties Wash & sterilisation specialist in Product Supply. Education 2010 Graduate programme (HD) in Business Administra - tion (Strategic management and business develop - ment), Copenhagen Business School, Denmark 2001 Master of Science in Biotechnology from Aalborg University, Denmark Born December 1975 Female, Danish national First elected in 2018 Member of the Nomination Committee since 2018 Position and management duties Laboratory Technician and full - time union representative. Member of the board of the Novo Nordisk Foundation, Denmark. Born July 1956 Female, Danish national First elected in 2000 Most recently elected in 2018 Member of the Remunera - tion Committee since 2017 Mette Bøjer Jensen Member of the Board (employee representative) Member of the Nomination Committee Anne Marie Kverneland Member of the Board (employee representative) Member of the Remuneration Committee Position and management duties Area specialist in Product Supply. Education 2003 Degree in food engineering from DTU, Denmark 1992 Diploma as dairy technician Born March 1972 Male, Danish national First elected in 2018 Member of the Research & Development Committee since 2018. Thomas Rantzau Member of the Board (employee representative) Member of the Research & Development Committee Position and management duties Electrician and full - time union representative. Education 2003 Diploma in further training for board mem - Education bers, the Danish Employees’ Capital Pension 1980 Degree in medical laboratory technology, Copen - Fund (LD) hagen University Hospital, Denmark 1984 Diploma in electrical engineering Born January 1964 Male, Danish national First elected in 1998 Most recently elected in 2018 Member of the Audit Committee since 2013 Stig Strøbæk Member of the Board (employee representative) Member of the Audit Committee Employee representatives Employee representatives are elected for a four - year term by the employees in Novo Nordisk A/S in Denmark . The term for the current employee representatives will expire in March 2022 . The election of employee representatives will be con - ducted in February 2022 and the employee representatives will take ofﬁce on the day of the Annual General Meeting . The current employee representatives are listed below .

Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S (‘Remuneration Principles’) 1,2 1 In Section 4 of the Recommendations on Corporate Governance designated by Nasdaq Copenhagen referred to as “remuneration policy”. 2 These Principles include general guidelines for incentive - based remuneration pursuant to Section 139 of the Danish Companies Act. Novo Nordisk Annual General Meeting 2019 • page 15 The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management . Remuneration has been designed to align the interests of the executives with those of the share - holders . 1. The Board of Directors 1. Process The Board of Directors reviews board fees annually based on recommendations from the Remuneration Committee . When preparing its recommendation, the Remuneration Committee will evaluate board fees against relevant bench - marks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation . The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item . 2. Size Each board member shall receive a ﬁxed fee per year . Board members receive a ﬁxed amount (the base fee) while the Chairmanship receives a multiple thereof : the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee . Service on the Audit Committee entitles board members to an additional fee : the Audit Committee chairman re - ceives 1 . 00 times the base fee and the other Audit Committee members receive 0 . 5 times the base fee . Service on the Nomination Committee , Remuneration Committee and Research and Development Committee entitles board members to an additional fee : the Nomination Committee chairman receives 0 . 5 times the base fee and the other Nomination Committee members receive 0 . 25 times the base fee . Service on the Remuneration Committee entitles board members to an additional fee : the Remuneration Commit - tee chairman receives 0 . 5 times the base fee and the other Remuneration Committee members receive 0 . 25 times the base fee . Individual board members may take on speciﬁc ad hoc tasks outside their normal duties assigned by the Board . In each such case the Board shall determine a ﬁxed fee (eg per diem) for the work carried out related to those tasks . The ﬁxed fee will be disclosed in the Annual Report . 3. Social security taxes Novo Nordisk pays in addition to the ﬁxed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the ﬁxed fee . 4. Travel allowance All board members are paid a ﬁxed travel allowance when travelling to board meetings or committee related meet - ings . No travel allowance is paid to board members when no travel is required to attend board meetings or com - mittee related meetings . The travel allowance will be disclosed in the Annual Report . 5. Expenses Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reim - bursed . 6. Incentive programmes Board members are not offered stock options, warrants or participation in other incentive schemes .

2. Executive Management

Executive Management includes all the executives registered as executives with the Danish Business Authority.

2.1 Process

Executive remuneration is proposed by the Remuneration Committee and subsequently approved by the Board.

2.2 Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives on an international assignment at the request of the company, the remuneration package is generally based on an equalized host country net salary during the length of the assignment.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company's performance.

The Short-term incentive programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term incentive programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement. Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3 Size of the components

The fixed base salary accounts for approximately 15% to 35% of the total value of the remuneration package. The interval states the span between "maximum performance" and "on-target-performance".

In addition to the fixed base salary, the executives may be eligible for variable incentive-based remuneration consisting of 1) a STIP, and 2) a LTIP. The STIP may result in a maximum payout per year equal to 12 months' fixed base salary plus pension contribution. The LTIP may result in a maximum share allocation per year equal to 24 months' fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 36 months' fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company's vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4 Incentive programmes

1. Short-term incentive programme (STIP)

The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined func-

Page 16 • Novo Nordisk Annual General Meeting 2019

Novo Nordisk Annual General Meeting 2019 • page 17 tional and individual business targets for each member of Executive Management . The STIP for each executive cannot exceed an amount equal to 12 months’ ﬁxed base salary plus pension contribution per year . The Board of Directors determines at the beginning of each year the maximum STIP for each executive for the given year . The calculation of the STIP – if any – for a year is typically based on the salary in December . The targets for the chief executive ofﬁcer are ﬁxed by the chairman of the Board of Directors while the targets for the executive vice presi - dents are ﬁxed by the chief executive ofﬁcer . The chairman of the Board evaluates the degree of target achieve - ment for each member of Executive Management, and cash - based incentives – if any – for a particular ﬁnancial year are paid at the beginning of the subsequent ﬁnancial year . STIP is subject to recovery or ‘claw - back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive . Claw - back in relation to the STIP is possible up to 12 months after the actual payment of the cash - based incentive . 2. Long - term incentive programme (LTIP) Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year . The LTIP is based on an annual calculation of economic value creation as compared to the budgeted performance for the year and on sales compared to the budgeted target for the year . Aligned with Novo Nordisk’s long - term ﬁnancial targets, the calculation of economic value creation is based on reported operating proﬁt after tax reduced by a weighted average cost of capital (WACC) - based return require - ment on average invested capital . For members of Executive Management the LTIP operates with a yearly maximum share allocation per executive equal to 18 months’ ﬁxed base salary plus pension contribution for the chief executive ofﬁcer and 13 . 5 months’ ﬁxed base salary plus pension contribution for the executive vice presidents . The Board of Directors determines at the beginning of each year the maximum allocation per executive for the given year . Further, the Board of Directors identiﬁes a number of signiﬁcant research and development projects and key sustainability projects and the alloca - tion per executive may, subject to the Board of Directors’ assessment, be reduced in case of lower - than - planned performance on these research and development projects and key sustainability projects . Targets for non - ﬁnancial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates . Finally, the Board of Directors determines the expected average annual sales growth which shall be used as basis when ﬁnally calculating the size of the allocation at the end of the three - year vesting period given that the allocation can be reduced or increased by up to 30 % depending on the average sales growth in the three - year vesting period . Once the allocation per executive has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price . The market price is calculated as the average trading price for Novo Nordisk A/S B shares on Nasdaq Copenhagen in the open trading window following the release of ﬁnancial results for the year prior to the relevant performance year ; ie in the open trading window immediately following the Board of Directors’ approval of the programme . The shares are allocated to the executives according to their base salary as per 1 April in the performance year . The shares allocated per executive for a given year will be locked up for three years before they are transferred to the individual executive . If an executive resigns during the vesting period, his or her allocated shares will be re - moved . At the end of the vesting period the allocation of shares will be reduced or increased by up to 30 % depending on whether the actual average annual sales growth in the three - year vesting period is lower or higher compared to the expected average annual sales growth . The allocation cannot exceed 24 months’ ﬁxed base salary plus pension

Page 18 • Novo Nordisk Annual General Meeting 2019 contribution for the chief executive ofﬁcer and 18 months’ ﬁxed base salary plus pension contribution for the ex - ecutive vice presidents . In the vesting period the market value of the allocated shares per executive will change dependent upon the de - velopment in the Novo Nordisk B share price, aligning the interests of the executives with those of shareholders . No dividends are paid on allocated shares in the vesting period and the allocated shares are administered as part of Novo Nordisk’s holding of treasury shares . Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares . LTIP is subject to recovery or ‘claw - back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by an executive . Claw back in relation to the LTIP is possible up to 12 months after the release of the shares to the executives (ie four years after allocation) . 5. Pension The pension contribution is up to 25 % of the ﬁxed base salary including bonus . 6. Other beneﬁts Executives receive non - monetary beneﬁts such as company cars, phones etc . Executives on international assignments may receive relocation beneﬁts . Such beneﬁts are approved by the Board by delegation of powers to the Remunera - tion Committee . The Remuneration Committee informs the Board of the process and outcome . In addition, execu - tives may participate in customary employee beneﬁt programmes, eg employee share purchase programmes . 7. Termination of employment Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice . Executives may termi - nate their employment by giving Novo Nordisk six months’ notice . 8. Severance payment In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ ﬁxed base salary plus pension contribution . In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ ﬁxed base salary plus pension contribution per year of employment as an ex - ecutive and taking into account previous employment history ; in no event, however, less than 12 or more than 24 months’ ﬁxed base salary plus pension contribution . With regard to severance payment, the employment contracts entered into before 2008 exceed the 24 - month limit described above . The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months’ ﬁxed base salary plus pension contributions . The severance payment may be reduced if the executive has or takes up new employment after the expiry of the notice period . A reduction has among other things to take into consideration the size of severance payment and the remuneration related to the new employment . Severance payment under contracts entered into before 2017 with members of the Management Board may, however, not be reduced . The Management Board consists of all members of Executive Management and senior vice presidents . 9. Sign - on arrangement The Board of Directors may when recruiting new executives who are not employed by Novo Nordisk at the time of employment grant a sign - on arrangement in the form of cash payment or share incentive programme .

Novo Nordisk Annual General Meeting 2019 • page 19 2.10 Shareholding requirements for Executive Management To further align the interests of the shareholders and Executive Management the chief executive ofﬁcer should hold Novo Nordisk A/S B shares corresponding to 2 times the annual gross salary and the executive vice presidents should hold shares corresponding to 1 time the annual gross salary . The Board of Directors may grant exemption to this requirement, eg in connection with a promotion to chief executive ofﬁcer or executive vice president . 3. Overview The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management . Board of Directors Executive Management Fixed fee/base salary Yes Yes Fee for committee work Yes No Fee for ad hoc tasks Yes No STIP (Short - term incentive programme) No Up to 12 months’ ﬁxed base salary plus pension contribution per year LTIP (Long - term incentive programme ) No Up to 18 months’ ﬁxed base salary plus pension contribution per year for the chief executive ofﬁcer and 13 . 5 months’ ﬁxed base salary plus pension contribution per year for the executive vice presi - dents with the possibility to reduce or increase the number of shares allocated by 30 % depending on the average sales growth in the vesting period . Pension No Up to 25% of ﬁxed base salary and STIP Travel allowance Yes No Other beneﬁts No As approved by the Board by delegation of powers to the Remuneration Committee Severance payment No Based on tenure of employment, 12 – 24 months’ ﬁxed base salary plus pension contribution . Howev - er, for employment contracts entered into before 2008 such payment would be 12 – 36 months’ ﬁxed base salary plus pension contribution .

Novo Nordisk A/S Novo Allé DK - 2880 Bagsværd Denmark novonordisk.com Hotline: +45 4444 8888 E - mail: AGMeeting@novonordisk.com L ayout and production: Corporate Affairs. Printed: Bording Danmark A/S, Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 22, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer